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INVEST IN URBAN JUNCTURE

Rebuilding a historic Chicago neighborhood into a Black food & culture hot spot

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WHAT WE DO

We're taking our historic Chicago community that's been abandoned by banks and businesses and joining with friends, neighbors, and partners to rebuild it into the vibrant hub of Black culture and commerce it once was. We're developing restaurants celebrating black cuisine from across the globe, launching and co-working facility to lift up the next generation of community enterprises, and operating an award-winning garden to attract visitors and bring residents together.

OUR AMBITION

We're recapturing the Promise of Bronzeville - a community that reflects the rich culture and diversity of this historic nenighborhood, that works for residents of long-standing as much as for urban professionals just moving in, and that provides a unique destination for visitors from near and far. We have to build unique, culture- and place-based enterprises, re-connect neighbors and expand economic opportunity in our neighborhood.

- We raised $9 million to bring delicious Black cuisine from across the globe to 51st Street and the CTA Green Line station, the heart of Bronzeville.
- We purchased and renovated 16,000 sq. ft of building space and acquired two other nearby properties.
- Our first restaurant, The Bronzeville Jerk Shack, won "Best Jerk Chicken in Chicago" from RedEye.
- We created award-winning community garden and bicycling initiatives that bring neighbors and guests together celebrate Bronzeville.
- We engaged 1000 people per week in events and activities during the 2015 summer season.

website: **urbanjuncture.com** ⓕ

WHY I LIKE URBAN JUNCTURE

"*Our founding directors created the Chicago Community Loan Fund to steer capital to heart of finance community develop projects that would create local jobs, help build community wealth, and as importantly, empower neighborhood residents to drive change. The mission, the objective of Urban Juncture fit us perfectly. And on the credit side, we were comfortable putting in $2.2 million investment because the Urban Juncture team developed a well researched business plan that was supported by many community stakeholders and a number of public and private stakeholders.*



Calvin Holmes
PRESIDENT OF THE CHICAGO COMMUNITY LOAN FUND

THE BUZZ ABOUT URBAN JUNCTURE

"*Bronzeville Jerk Shack serves the best jerk chicken in Chicago. If you don't frequent the neighborhood, it's worth a ride over on the nearby Green Line.*

Michael Nagrant

Restaurant Critic, RedEye Chicago

"*This section of the 3rd Ward desperately needs more healthy dining options like Bronzeville Cookin'. I want to commend Bernard Loyd for identifying that insufficiency and investing in the community in which he resides.*

Pat Dowell

Third Ward Alderwoman

"*The community is in need of retail and good, fresh quality produce... We have a lot of fast-food restaurants but this area needs full-service restaurants.*

Bernita Johnson-Gabriel

Quad Communities Development Corp.

"*[Bernard Loyd]'s a smart guy. If anyone can figure out, it's him.*

Craig Huffman

Managing Director, Ascendance Partners LLC

"*We are excited about this project, as it addresses two key issues in Bronzeville: the need for quality food and jobs. Bronzeville Cooking is a unique concept that fosters these new eateries and celebrates the culinary history of people of African descent, all conveniently located near a CTA Elevated Train stop.*

Chris Raguso

Acting Department of Community Development Commissioner

> *Bernard Loyd is a visionary leader who is using food as a tool for community development.*

Annie Donovan

Community Development Financial Institutions Fund, U.S. Department of the Treasury

> *Bernard Loyd is a long-time resident, civic leader, and one of the pioneering developers of the Bronzeville community. He is a former partner of the management consulting firm of McKinsey & Company where he co-founded the firm's Agriculture and Food Chains initiative… He was also the leader of a McKinsey effort that grew its worldwide corps of black consultants from 20 to 125 within ten years.*

Department of Community Development

City of Chicago

> *So, I went.. and I ate…. and I ate.. The food is amazing. The Salt Fish fritters are the best I've ever had and the Sorrel was on point. I was never the biggest fan of Jerk Chicken, but I just couldn't stop eating. I took food home and ate it the next day… still amazing. Oh yeah the portions are nice and the price is right!*

Yelp Reviewer



Bronzeville Jerk Shack Opens, Latest in 51st Street Revitalization

April 13, 2016

Bronzeville Jerk Shack, the latest addition to Urban Juncture's revitalization of 51 st street, welcomed a crowd to its South Side location a few weeks ago for a Grand Opening Celebration. CCLF staff members



Bronzeville Jerk Shack is serving Chicago's very best jerk chicken

March 7, 2016

It will probably be a few years before we really know if Kanye West is a misunderstood genius or certifiably crazy. What I do know-or at least have on good authority-is that despite evidence against it, West is a nice guy.

First Chicago Black Restaurant Week celebrates community and brings in new business

MEDILL REPORTS

February 17, 2016

The first annual Chicago Black Restaurant Week concluded Saturday. Seventeen restaurants from the city and suburbs participated in the event launched by social media specialist Lauran Smith. Smith chose the second

State Launching Initiative Aimed At Helping Minority Entrepreneurs

January 19, 2016

(CBS) - The state is launching a new initiative this spring, at little taxpayer cost, to create more opportunities for minority entrepreneurs starting in three cities, reports WBBM's Mike Krauser. Governor Bruce Rauner says

Bronzeville Jerk Shack Serves Up Economic Empowerment on MLK Day

January 16, 2016

BRONZEVILLE - The new Bronzeville Jerk Shack restaurant has had success this holiday season with a special of sweet-potato bread pudding, but it's offering a different special for Martin Luther King Day: a big,

This Side of Kingston

November 2, 2015

I'm not patient at all," says Bernard Loyd, the man who has dedicated the last twelve years of his life to the commercial and culinary redevelopment of a three-block stretch of 51st Street.

Distinctive Bronzeville Building Once Facing Demolition Has Big Plans

December 18, 2013

Though the century-plus Forum in Chicago's Bronzeville neighborhood has sat practically vacant for decades it appears to be on the verge of a reincarnation. According to a stunning new photo feature on Chicago

Seeing potential amid Chicago neighborhood blight

July 5, 2013

On 69th and Emerald, several empty storefronts are squished together. Vacant lots are on the periphery. Englewood resident and activist Orrin Williams calls this "the aesthetics of oppression." "Who has the highest

At This Juncture

May 2, 2013

In Bronzeville, an organizer and a developer plot a course for 51st Street



Building in the wary city

December 27, 2009

Chicago Tribune

Entrepreneurs cautious as they pursue deals in deflated Chicago Executive recruiter Mell Monroe has spent close to $300,000 rehabbing his historic home, with an eye toward converting it into a bed-and-breakfast. Built in



Bronzeville developer cooks up culinary oasis

November 27, 2009

Chicago Tribune

Community activist says a taste for ethnic cuisine will give 51st Street a boost In developer Bernard Loyd's dreams, a desolate 51st Street in Bronzeville will be transformed by an ethnic food district that acts as a



McKinsey vet seeks TIF to get project cookin'

November 5, 2009

CRAIN'S CHICAGO BUSINESS.

A former McKinsey & Co. partner who worked with food industry clients hopes to land a $3-million city subsidy for his plan to provide better restaurants and produce in the Bronzeville neighborhood.

HISTORY OF BRONZEVILLE

In the first half of the 20th century, Bronzeville was one of the most important destinations of the "Great Migration", the move of hundreds of thousands of African Americans fleeing oppression down south in search of the Promised Land up north. Finding that racism did not end at the Mason-Dixon Line, these migrants created a unique Black Metropolis that provided all of their needs within the narrow boundaries of their community. They gave rise to a Black Arts Movement, created gospel and electrified blues, build hundreds of businesses, and created a political base that eventually would give birth to the nation's first Black president.



REGAL
KATHARINE HEPBURN
"PHILADELPHIA STORY"
JAMES STEWART - CARY GRANT - RUTH HUSSEY
MAY 2ND - "GON
NOTHING CUT





Bronzeville's fortunes began to decline in the 1960's and 1970's. Broad disinvestment by the city, large corporations, and absentee owners resulted in decay of many neighborhoods. Consequently, when racist housing restrictions were struck down, many Blacks followed the broader societal trend to the suburbs.

At the same time, local businesses lost many of their customers to well-capitalized downtown and suburban competitors newly opening their doors to black patrons. As a result, commercial enterprises and jobs disappeared, crime rose, and the population plummeted.

CREATING A BLACK FOOD DISTRICT ON 51ST STREET

We are working to use food as a key platform for bringing Bronzeville back. A dozen years ago we formed Urban Juncture and began developing a plan for bringing commerce back to community - specifically the culturally-rich but financially-poor community that is Bronzeville. Ten years ago we purchased our first 51st Street property and focused our plan on food, recognizing the central role it plays in our physical and social lives and the broad economic impact of quality local eateries. There are just a handful such entities in Bronzeville now, and no black food district in Chicago.



Bronzeville Jerk Shack

The Jerk Shack opened in September 2015 and was awarded "Chicago's very best jerk chicken" by RedEye magazine this March, Even though we've had to build traffic from zero with no other retailers close by to attract customers, we expect to be profitable this summer.

  





Bronzeville Community Garden

The garden is our broadest platform for bringing together neighborhood residents and we're about to begin our sixth season of a facility that earned Mayor Daley's GreenWorks Award for Community Leadership in 2010. In 2015 we added our Rooftop Farm, a unique urban crop production facility located on the 1st floor roof of our culinary facility that is designed to create a "hyperlocal" closed food chain, inspire the over 1000 daily users of the adjacent train station, and keep rain water from the city's sewer system.











Bronzeville Incubator

Bronzeville Incubator, to be opened this summer, is designed to empower
entrepreneurs in our community by providing high quality incubation and co-
working space, with a particular focus on developing hospitality and retail
concepts that would contribute to Bronzeville retail corridors. Frequent learning

and social events will hone skills, build networks, and create community.





Bringing Back The Forum

For 75 years, starting in 1897, The Forum at 43rd Street and the "El", and its iconic "Forum Hall" was a South Side hub for social, civic, and political events and retail. While the "Dark Days" of Bronzeville silenced The Forum, survived the 4 decades of neglect largely intact. Now, we're working to bring it back!

  



MAKING BRONZEVILLE HOME AGAIN

Bronzeville is now on the rebound, driven by an influx of young professionals attracted to the community's wide boulevards and graceful real estate, the proximity to downtown and the lake, and the echoes of its rich history. We're optimistic that this neighborhood can become a place for everybody, the black community especially, to gather and flourish.



FOUNDER



Bernard Loyd

President

Bernard is a former partner at McKinsey & Company, which he joined after earning his PhD from MIT. He serves on the Board of Governors of Metropolitan Planning Council and lives in Bronzeville.

AND THE REST OF THE TEAM

AND THE REST OF THE TEAM



Richard Mott

Restaurateur

A Chicago restaurateur with 25 yrs experience, Richard has developed three-star restaurants (North Pond and Fuse), casual eateries, ~20 cafes, a catering company, and a 40,000 sq. ft. shared kitchen



Kirby Johnson

Director, Bronzeville Incubator

South Side native who ran his first enterprise, a music promotion company, out of his college dorm room and retired from his second to return home to help the next generation of entrepreneurs



Mike Beavers

Lead Carpenter & Construction Manager

Member of TV & Motion Picture Studio Mechanic union by day, Lead Carpenter & Construction Mgr of Bronzeville Cookin' by night. Mike ensures that anything that he and his team build is built to stay.



Shyvette Williams

Interior Decorator

Award-winning artist, model, civic leader and interior decorator. Provided design concepts and execution of the Jerk Shack and Incubator spaces and day-to-day guidance on how things should run.

Q&A

How do you make money? ^

− COLLAPSE ALL

We make money in several different ways. We earn development fees, rental income from our properties, and dividends from the businesses that we help operate.

In some cases we may be able to provide working capital to our businesses because we recognize that it is very difficult to get for most folks in this community. When we're able to do that then we take interest payments on that capital generally over a long period of time so that we will be able to cover our capital costs and also make some return.

How much rent do your businesses pay? ^

Right now, we have set rents at the level at which we can earn a reasonable return that will cover all our costs while at the same time providing opportunity for local folks to get a business off the ground. Generally, that means that the rent that we charge is probably 20% to 30% below what a comparable rent might be that's going after a Starbucks or an AT&T. Our tenants automatically pay higher rents as their businesses grow and they can support higher payments, but we need to make sure they can afford to get started. Our rent agreements have a volume component. There's a trigger point generally set to wherever we think is a break even point for the operator. After that break even point, we share in some percentage of profit.

What services do you provide for the businesses you bring in? ^

We expect our partners to come in with the experience required to operate their particular concept. We are able to provide back of the house management assistance in key support areas, including finance, marketing, permitting & licensing, and human resources management.

This centralized support approach significantly reduces the failure risk of the restaurant as it provides professionals to handle functions that the typical cook or restaurateur doesn't like and often isn't very good at. For example, the Jerk Shack is a small restaurant but it benefits from being part of a larger entity that provides these key services in an efficient manner, where real expertise can be brought to bear.

What kinds of business partners do you look for? ^

We are currently looking for operating partners for our next set of three culinary venues in our Bronzeville Cookin' project. These partners should have a strong track record in managing a small to medium-size culinary enterprise, along with deep experience and credibility in some specific area. They should have a strong connection to Bronzeville, a passion for community revitalization, and a commitment to working within a broader team towards that end. And they should be able to contribute some resources towards acquiring an equity share in the enterprise.

What are the next concepts that you will develop? ^

We have begun to work on a vegetarian cafe concept that will use a celebration of the diverse and delicious "green" cuisines from Black communities across the world to invite key health-, faith- and environment-conscious food consumers to Bronzeville Cookin'. This includes members of certain faith communities such as Seventh-day Adventists, Muslims, and Hebrew Israelites, health-conscious professionals, and a growing group of gardeners and environmentalists.

We are also exploring concepts around southern cuisine and the produce used in the Black Kitchen, however we have the flexibility to consider powerful concepts that explore other types of Black cuisine.

When will you launch the next concept? ^

We would like to start the construction process this quarter. That probably means June, maybe May. If we can do that, I think we have a shot at getting the restaurant up and running in the fourth quarter.

What's holding you back right now? ^

Resources!

We are being hamstrung by the City of Chicago's decision to hold back $2 million of their $3 million commitment to Bronzeville Cookin' until the project is more than 90% complete, from a financial perspective.

In addition, Illinois EPA owes us over $180,000 in reimbursement for work that we completed a year ago. They have approved the invoice but we haven't been paid because the state has not yet passed a spending plan for 2016.

How is your first restaurant, the Bronzeville Jerk Shack doing? ⌃

The Bronzeville Jerk Shack, launched September 2015, is our celebration of delicious Jamaican street cuisine and the spirit of the island! Our first restaurant venue and, at around 750 sq. ft., our smallest space, it is open 11a-9p everyday except for major holidays. Menu items are priced so that virtually everyone can afford a meal, if not every day, then certainly once or twice a week.

The Jerk Shack has had great impact in a number of different ways. It has significantly expanded access to quality food. It is the only sit-down restaurant, other than a Subway franchise, located within a half-mile of the 51st Street CTA transit hub.

It is building community. It has become a local gathering point for informal get-togethers and regular meetings of neighborhood groups. The most normal of things in other communities.

Our favorite unplanned-encounter-leading-to-triple-win result: a Bronzeville Cookin' team member lunching with a mining company project leader pondering his assignment to plant seedlings to sequester CO_2 as part of his company's sustainability program. A few discussions later we have an agreement to plant 100 trees across three Bronzeville locations, with greater carbon impact, and transformative street level potential.

We are employing our young people: 7 at last count, with more needed as the temperature rises. All Southsiders. A couple as a first job. All excited to be a part of it.

We've garnered great recognition. Patrons love our food, our garage door and other decor, and hard-to-get specialties like festival and jerk pork. And being pronounced the best Jerk Chicken in Chicago by Chicago's leading free daily newspaper 6 months after opening is a great honor.

Profitability - not so quick, but not surprising given the missionary work required to bring Chicago back to 51st Street. We're making progress and expect to start making money sometime this summer.

What's the long term vision? ⌃

Our goal is to use cuisine and culture to create locally-based enterprises that deliver valuable amenities and provide jobs, thereby attracting the spending of residents and visitors and revitalizing historic Bronzeville.

What is Bronzeville Community Garden? ^

The community garden, opened in August 2010, is our first community service initiative. We wanted to transform a space that, like thousands of other vacant lots, was blighted, an eyesore, and nothing but a drag on our community.

It is much more than a garden. It is a games facility - probably the most popular outdoor game space on the mid-South Side. It is an art gallery, with works ranging from original mosaic pieces to a large scale photomural, rough hewn street furniture, and two mixed-media totems. It is an event space, mainly informal by neighbors but also subject to drafted into use by major community organizations.

Mostly it is a platform for bringing together people from different walks of life. This is hard, and urban gardening is challenging, but we work at it every day and when we succeed it brings great value.

What is Bronzeville Bikes? ^

Bronzeville Bikes is a community bicycling initiative built around a one-of-a-kind refurbished 20 ft. shipping container - the BikeBox - located at the north west corner of 51st Street and Calumet Avenue. Opened in 2014, the BikeBox is Bronzeville's first bike shop, offering "express" bike repair and refurbished bicycles for sale. It is also the site for the popular Sister Cycles repair program for women and a soon-to-be-established sister program for youth and the starting point for our long-established Celebrate Bronzeville Sunday bike rides.

Bronzeville Bikes has two simple goals: to get Bronzeville residents on bikes, and to invite all Chicagoland cyclists to visit Bronzeville. Cyclists eat.

What is the Bronzeville Incubator? ^

The Bronzeville Incubator is a co-working space, enterprise incubator, and event space designed to bring together a cadre of local business people, professionals, and social entrepreneurs who need high quality space and share an interest in community revitalization through commerce.

Initial incubation efforts will focus on culinary enterprises affiliated with the Bronzeville Cookin and The Forum initiatives, as well as with several other South Side projects desiring to incorporate strong culinary offerings

Side projects desiring to incorporate strong culinary offerings.

Periodic skill building and networking fora will connect Incubator members and visitors with professionals and specialized resources from across the region.

The incubator is expected to complete the permitting process and open in Summer 2016.

What is your biggest risk? ⌃

Our biggest risk is negative preconceptions by potential patrons that prevent them from visiting. This preconceptions might be about crime in the community or about a fear that poor quality of the offering might make the trip not worthwhile. Perception can become reality. If such preconceptions are allowed to linger they will reduce patronage and the reduced revenues are likely to reduce the scope and quality of any community offering.

We're working to address this risk in several ways. First, we are focusing our efforts on two key locations adjacent to transit hubs on 43rd Street and 51st. This gives us the opportunity to create a critical mass of activities better able to withstand business challenges and it decrease patrons' cost of access. Second, we work intensively within our team to put in place the mindset and systems to deliver consistently excellent offerings. Third, we work with a broad set of partners to engage and beautify our community and thereby improve public safety for all. For example, we have recently launched a tree planting initiative that could reshape the look and feel of the 51st Street retail corridor and, in the process, bring together key stakeholders.

INVESTMENT TERMS

Invest in Urban Juncture with a **Promissory Note** under these terms:

5%	10

interest rate | years

INVESTOR PERKS

Invest $100+ An open invitation to all of our (free) Bronzeville Bikes bike rides and Bronzeville Community Garden events, and inclusion on our newsletter distribution list

Invest $500+ A free meal for two at Bronzeville Jerk Shack. Urban Juncture swag celebrating our projects and our community

Invest $1,000+ A site tour for you and 3 guests with a member of the project leadership team A free coconut water to quench your thirst whenever you visit the Jerk Shack

Invest $10,000+ A custom-designed Bronzeville Bikes bike ride (OR a Bronzeville Community Garden get-together) for up to 20 ending with dinner at the Jerk Shack Recognition (your name memorialized) in Bronzeville Incubator space

Invest $50,000+ Lunch or dinner and private project tour with the founder for you and 3 guests Catered dinner for up to 50 in one of our wonderful spaces Membership on Urban Juncture advisory board

USE OF FUNDS

0% Funded ($25,000)
To install new flooring, subfloor, and floor framing on the first floor of the North Annex structure (324-328 East 43rd, back) to Forum Hall. Several sections of flooring were badly damaged by water infiltration resulting from deferred maintenance under the previous owner. The

water infiltration issues have been addressed by our previous work to stabilize the building and damaged sections have been removed. The resulting significant gaps in the flooring on levels one, two, and three of the annex render the affected spaces unusable. This work would repair the largest of the three areas of damage

0% Funded ($50,000)

The additional $25,000 will be utilized to replace sections of flooring and joist support structure on floors two and three of the North Annex structure to Forum Hall. This would complete the major floor repairs required in the North Annex.

0% Funded ($100,000)

The additional $50,000 will be utilized to remove and replace the roofing system - including roof, gutters, and downspouts - of the West Annex structure (318-322 East 43rd Street) to Forum Hall. This roofing system is in very poor shape, having not received any significant maintenance for many years. Removal and replacement of the roofing system will allow interior work within the three West Annex retail spaces to begin.

RISKS SPECIFIC TO URBAN JUNCTURE

1. Ownership and Management of Projects by Related Entities: The ability of Related Entities to return the Note Investments and pay the projected return to Urban Juncture, will be subject to the risks inherent in the ownership of property, which are beyond the control of both the Urban Juncture and the Related Entities. These include environmental and physical conditions of the Real Estate, operating and carrying costs, fluctuations in occupancy rates and operating expenses and changes in the real estate market, all of which in turn may be adversely affected by general and local economic conditions, zoning laws, oversupply of particular types of property, reduced employment in the Project Area, and real property tax rates. While it is anticipated that all Projects will have commercially reasonable casualty and liability insurance coverage, it may not be feasible to obtain coverage of all risks, and there could be uninsured losses. Further, the cost of operating a Project may exceed the income earned therefrom, particularly during the initial rent-up period of a newly constructed/rehabilitated Project, and Urban Juncture may have to advance funds in order to protect its Fund Investment or not be required to dispose of its Fund Investment at a loss. For all these reasons, actual results will differ from the projections upon which decisions on investments are based.

2. Public Financing: Urban Juncture has secured significant support from public entities including the City of Chicago and the State of Illinois and is currently in negotiations with the City to restructure an existing funding agreement and with the State to secure payment of funds owed by the State. The timetable and success of these negotiations are uncertain and could have significant impact on the viability of the Bronzeville Cookin' and The Forum initiatives.

3. Absence of Market for Resale: It is not anticipated that there will be a market for the resale of interests in Urban Juncture, and, therefore, an Investor may be unable to sell or otherwise dispose of all or any portion of its Notes. Moreover, if an Investor were able to sell some or all of its Notes, it might receive less than the amount of its original investment. The same considerations would apply to any resale by Urban Juncture of interests in its Investments. Moreover, the potential resale of Notes will be affected by the restrictions of resale imposed by the Operating Agreement and the Subscription Agreement.

4. Conflicts of Interest: Investment in Urban Juncture may be subject to various conflicts of interest arising among the Managing Member and the Investors, among others. See: Article VI below. The Managing Member may cause Urban Juncture to invest in Related Entities in which the Managing Member or its affiliate is the general partner or managing member.

5. Neighborhood Location: The Project Area in which Urban Juncture's Investments are to be made is a socio-economically disadvantaged neighborhood, where various factors may pose risks that would not necessarily be present in projects in other locations. Crime, gangs necessarily be present in projects in other locations. Crime, gangs, vandalism, drugs, and neighborhood deterioration may have an adverse effect on the ability of Related Entities to lease residential or commercial space at the rent and occupancy levels projected, or to sell Projects at the price levels projected, and may result in increased expenses for maintenance and repairs.

6. Use of Mortgage Financing. It is anticipated that the Urban Juncture or any Related Entity, as applicable, will incur or assume mortgage indebtedness relating to the acquisition of Real Estate by the Urban Juncture and the development of a Project by a Related Entity by borrowing from banks, other institutional lenders, governmental entities, or private lenders, primarily in order to finance acquisition of Real Estate. There is no assurance that the Urban Juncture or any Related Entity, as applicable, will be able to satisfy such loans or to sell the Real Estate upon favorable terms at maturity of the loans.

7. Construction/Rehabilitation of Projects by Related Entities: Completion of construction or rehabilitation of Projects by Related Entities may depend on factors both within and beyond the control of the general partner or managing member of a particular Related Entity. Such factors include, among others, the performance of the general contractors and subcontractors during any construction/rehabilitation; unforeseen construction costs not covered by the construction contracts for which the Related Entities are responsible; the weather, strikes, and energy shortages; shortages of material for construction; inflation; environmental, zoning, title, and other legal matters; and unknown contingencies.

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Urban Juncture is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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